SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              METHOD PRODUCTS CORP.
                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
                         (Title of Class of Securities)

                                    591518105
                                 (CUSIP Number)

                              METHOD PRODUCTS CORP.
            1301 West Copans Road, Suite F-1, Pompano Beach, FL 33064
                                 (954) 968-1913

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 21, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Lancer Offshore, Inc.

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*

         PF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Curacao, Netherland Antilles

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NUMBER OF       7    SOLE VOTING POWER            30,000,000(includes
SHARES                                            20,000,000 shares underlying
                                                  two presently exercisable
BENEFICIALLY                                      warrants)
OWNED BY        8    SHARED VOTING POWER          -0-
EACH
REPORTING       9    SOLE DISPOSITIVE POWER       30,000,000 (includes
PERSON                                            20,000,000 shares underlying
WITH                                              two presently exercisable
                                                  warrants)
                10   SHARED DISPOSITIVE POWER     -0-
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



11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         30,000,000 (includes 20,000,000 shares underlying two presently exercisable warrants)

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      71.4%

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14   TYPE OF REPORTING PERSON*

                                       CO


Item 1.  Security and Issuer.

         Common Stock, $.0001 par value of Method Products Corp., a Florida corp.

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Item 2.  Identity and Background.

         This statement is filed by Lancer Offshore, Inc., an entity incorporated in Curacao, Netherlands Antilles whose business is an investment fund. The address of the principal business is Kara Flamboyan 9, Curacao, Netherlands Antilles. During the last five years the Reporting Person has not been convicted in a criminal proceeding. During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         The sole officer and director of Lancer Offshore, Inc. is Michael Lauer, a USA citizen whose business address is 375 Park Avenue, New York, New York 10152. Mr. Lauer's occupation is an investor. During the last five years Mr. Lauer has not been convicted in a criminal proceeding. During the last five years Mr. Lauer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or

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



prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

         The shares were purchased by the Reporting Person utilizing its own funds for an aggregate of $500,000 ($.05 per share (the "Share Price")).

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Item 4.  Purpose of Transaction.

         The acquisition of securities of the Issuer by the Reporting Person was for investment purposes.

         In connection with such investment, the Reporting Person and the Issuer have agreed: (i) that at the request of the Reporting Person, the Issuer will recommend to the Issuer's shareholders and use its best efforts to have two individuals designated by the Reporting Person to be elected as directors; (ii) a representative of the Reporting Person shall have visitation rights to all Issuer's Board of Director and committee meetings; (iii) the Issuer shall seek the Reporting Person's approval for all cash disbursements over $5,000 (except vendor purchases); (iv) Reporting Person shall be provided with a 30-day right of first refusal to participate on the same terms and conditions as any other purchaser in connection with any private financing undertaken by the Issuer through June 20, 2004; (v) the employment agreement with the Issuer's Chief Executive Officer, Mark Antonucci, shall be extended for an additional two (2) years; (vi) certain Share Price protection and shares subject to Share Price protection shall be provided in the event the Issuer sells any shares of its common stock and/or securities convertible into common stock at a lower price than the Share Price; and (vii) certain of the Issuer's officers shall execute lock-up agreements effective through June 12, 2003 pursuant to which such officers agree not to sell any shares of the Issuer's common stock owned by such persons without the Reporting Person's prior approval.
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Item 5.  Interest in Securities of the Issuer.

         Reporting Person beneficially owns an aggregate of 30,000,000 shares (which includes 20,000,000 shares underlying two presently exercisable warrants) of which the Reporting Person has sole voting and dispositive power.

         No transactions have been effected during the past sixty days by the Reporting Person prior to the date set forth below.
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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

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




         The Reporting Person, as of the date set forth below, is not party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer except as described herein.

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Item 7.  Material to be Filed as Exhibits.

1 Stock Purchase Agreement by and between Method Products Corp. and Lancer Offshore, Inc. dated June 21, 2001

2 Common Stock Purchase Warrant to purchase common stock of Method Products Corp. dated June 21, 2001, issued to Lancer Offshore, Inc.

3 Common Stock Purchase Warrant to purchase common stock of Method Products Corp. dated June 21, 2001, issued to Lancer Offshore, Inc.


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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   October 29, 2001
                                   ---------------------------------------------
                                   (Date)

                                   Lancer Offshore, Inc.

                                   By:  /s/ Michael Lauer
                                   ---------------------------------------------
                                   (Signature)

                                   Michael Lauer, President
                                   ---------------------------------------------
                                   (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



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